                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F X         Form 40-F___
                                 --

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes ___      No X
                                              --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]



                             P R E S S R E L E A S E

FOR IMMEDIATE RELEASE                                           14 NOVEMBER 2003


                                  MERGER UPDATE

On 27 October 2003, Ashanti Goldfields Company Limited ("Ashanti") announced that the Board of Ashanti continued to recommend the revised merger proposal from AngloGold Limited ("AngloGold"). As set out in the detailed announcements of 4 August and 14 October 2003, the merger is conditional on the support of the Government of Ghana ("Government"), both in its capacity as regulator and shareholder of Ashanti. On 30 October 2003, AngloGold announced that the Government had confirmed the principal terms of the agreement that it will enter into as regulator of, and shareholder in, Ashanti.

In order to allow AngloGold and the Government time to finalise the formal agreements regarding such undertakings and support, AngloGold and Ashanti have agreed to extend the date on which the transaction agreement would have otherwise terminated to 12 December 2003, or such later date as may be agreed by AngloGold and Ashanti.

There can be no assurance that a transaction with AngloGold will be completed. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities.

END

FOR FURTHER INFORMATION CONTACT:

ASHANTI GOLDFIELDS COMPANY LIMITED
Srinivasan Venkatakrishnan (Venkat)                   Tel:     +233 21 778 171
Kwaku Akosah-Bempah                                   Tel:     +233 21 778 173
Corinne Gaisie                                        Tel:     +44 20 7256 9938

GRANDFIELD
UK Investors and Media
Charles Cook                                          Tel:     +44 20 7417 4170
Matthew Jervois

THE GLOBAL CONSULTING GROUP
North American Contact
Allan Jordan                                          Tel:     +1 646 284 9452

CIBC WORLD MARKETS
Andy Quinn                                            Tel:     +44 20 7234 6000


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Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:    November 14, 2003          ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                -----------------------
                                            Name:  Ernest Abankroh
                                            Title:  Company Secretary